February 24, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Asset Trust

Form N-14 Registration Statement

(SEC File No. 333-215687)

Ladies and Gentlemen:

We are submitting this letter on behalf of Virtus Asset Trust (the “Registrant”) in connection with the above referenced N-14 filing (the “Registration Statement”) submitted by the Registrant on January 25, 2017 in regard to the acquisition of the assets of various series of the RidgeWorth Funds, by and in exchange for shares of the corresponding series of the Registrant. This letter supplements our February 23, 2017 letter responding to certain oral comments received from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”) on February 15, 2017 with respect to the Registration Statement.

1.	Comment: Proxy, Page 7, Ceredex Large-Cap Value Equity Fund. The disclosure in the strategy section indicates that “large-capitalization companies are considered to be companies with market capitalizations similar to those of companies in the Russell 1000® Value Index.” Change the disclosure to indicate capitalizations will be “within” those of companies in the Index. This comment applies to all other Funds with “Cap” in their names.

Response: The phrase “similar to” has been replaced with the phrase “generally within” in the strategy section of each Fund with “cap” in its name.

2.	Comment: Proxy, Page 22, Zevenbergen Innovative Growth Stock Fund. “Innovative Growth” appears in the Fund’s name. How is “innovative growth” reflected in the Fund’s strategy?

Response: We have revised the strategy section to read as follows:

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February 24, 2017

“Subsequent to the Reorganization, the Acquiring Fund expects to employ the same portfolio managers, who will continue to implement the same strategy as they pursued for the Acquired Fund by:

•	utilizing a fundamental research approach to identify innovative companies with favorable prospects for future revenue, earnings, and/or cash flow growth, due to their long-term product differentiation, customer demand, competitive positioning or other differentiating factors;

•	utilizing a variety of traditional and unconventional resources and techniques to identify growth “drivers” for each company; and

•	evaluating companies for industry growth dynamics, company competitive positioning, pricing flexibility, and diversified product offerings, to determine the weighting of the Fund’s investments.”

3.	Comment: Proxy, Page 24, WCM International Equity Fund. Disclose the criteria the Fund uses to ensure that a company is economically tied to a foreign country.

Response: The following response supersedes the response to the corresponding comment included in our February 23, 2017 letter. We have added the following sentence that sets forth the criteria the Fund uses to ensure that a company is tied economically to a foreign country: “The Acquiring Fund generally considers a company to be foreign if the company has been organized under the laws of, has its principal offices in, or has its securities principally traded in, a non-U.S. country or market, or if the company derives at least 50% of its revenues, net profits or incremental revenue growth (typically over the past five years) from, or has at least 50% of assets or production capacities in, one or more non-U.S. countries or markets.”

4.	Comment: The strategy section for various Funds indicates that certain derivatives may be counted toward those Funds’ 80% policy. Confirm that derivatives are valued based on market value and not notional value for purposes of the 80% policy.

Response: To the extent derivatives may be counted toward a Fund’s 80% investment policy, we hereby confirm that such derivatives are valued based on market value and not notional value.

5.	Comment: Page B-2, Allocation Strategy Funds. With respect to the Industry Concentration policy for the Allocation Strategy Funds (Acquiring Funds) on page B-2, please revise the policy so that it relates to all of the Funds’ investments, rather than being limited to its investments in Underlying Funds only.

Response: The following response supersedes the response to the corresponding comment included in our February 23, 2017 letter. We have revised the Allocation Strategy Funds’ Industry Concentration policy to read as follows: “Neither Allocation Strategy Fund may invest more than 25% of its assets in underlying funds that, as a matter of policy, concentrate their assets in any one industry. To the extent that either Allocation Strategy Fund invests in securities directly (rather than underlying funds), neither Allocation Strategy Fund may purchase such securities if, after giving effect to the purchase, more than 25% of its total assets would be invested in the securities of

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February 24, 2017

one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or its agencies or instrumentalities). However, an Allocation Strategy Fund may have more than 25% of its total assets indirectly invested in one industry through its combined investments in otherwise permissible underlying funds or other securities. Each Allocation Strategy Fund may invest up to 100% of its assets in securities issued by investment companies.”

In addition, in the SAI, fundamental investment restriction (2b) has been revised to read as follows:

“(2b) Invest more than 25% of its total assets in underlying Virtus Funds that, as a matter of policy, concentrate their assets in any one industry. However, a Fund of Funds may have more than 25% of its total assets indirectly invested in one industry through its combined investments in otherwise permissible underlying investment companies or other securities. Each Fund of Funds may invest up to 100% of its assets in securities issued by investment companies. (This restriction applies only to the Conservative Allocation Strategy Fund and Growth Allocation Strategy Fund.)

6.	Comment: With respect to all Funds that invest in shares of other investment companies, please disclose that the Funds will consider the industry concentrations of the funds in which they invest when applying the Funds’ industry concentration policies. The Staff takes this position with respect to both affiliated and unaffiliated underlying funds.

Response: As indicated in Registrant’s February 23, 2017 response, and as disclosed in the SAI, the Funds will only look through to the securities held by an affiliated mutual fund in which the Fund invests and will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests. This is because although information regarding holdings of underlying unaffiliated mutual funds, ETFs and/or closed-end funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We are not aware of any formal SEC guidance or legal requirement that funds consider the industry concentrations of the funds in which they invest when applying industry concentration policies and, therefore, we have made no changes in response to this comment.

7.	Comment: Proxy, Page D-23, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

8.	Comment: SAI, Page 62, Credit Default Swap Agreements. The disclosure states that “[w]ith regard to selling protection on an index (CDX), as a practical matter, the Fund would not be required to pay the full notional amount of the index; therefore, only the amount owed by the Fund, if any, on a daily mark-to-market basis is required as cover.” We note that this is inconsistent with the Staff’s position, which is that a fund

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should segregate the full notional value of the applicable instrument when it sells protection on an index.

Response: As indicated in Registrant’s February 23, 2017 response, we believe that with respect to the CDX that the Funds would sell, the amount owed by the Fund on a daily mark-to-market basis represents appropriate segregation of assets sufficient to cover the Fund’s potential exposure. Therefore, we have made no changes in response to this comment.

9.	Comment: SAI, Page 90, Fundamental Investment Limitations. The disclosure following the list of fundamental investment limitations states that “the Funds will look through to the securities held by an affiliated mutual fund in which the Fund invests; however, as of the date of this SAI the Funds will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” We note that this is inconsistent with the Staff’s position which is that a fund should consider the industry concentrations of the funds in which it invests when applying the fund’s industry concentration policies.

Response: As indicated in Registrant’s February 23, 2017 response, although information regarding holdings of underlying unaffiliated mutual funds and/or closed-end funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We have therefore made no changes in response to this comment.

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Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Sincerely,

/s/John L. Chilton

cc:	Jennifer Fromm, Esq.
Kevin J. Carr, Esq.
Ann Flood
David C. Mahaffey, Esq.
Arie Heijkoop, Jr., Esq.